                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



                                                               _________________

                                                                SEC FILE NUMBER
                                                                    0-23462
                                                               _________________

(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N- SAR
    and Form
    10-KSB
                                                               _________________

                                                                 CUSIP NUMBER


                                                               _________________



For Period Ended: December 31, 1999
                  ______________________________________________________________

[     ]     Transition Report on Form 10-K
[     ]     Transition Report on Form 20-F
[     ]     Transition Report on Form 11-K
[     ]     Transition Report on Form 10-Q
[     ]     Transition Report on Form N-SAR


For Transition Period Ended:
                             ___________________________________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________


PART I - REGISTRANT INFORMATION

MyWeb Inc.com
_______________________________________________________________________________
Full Name of Registrant


Asia Media Communications, Ltd.
_______________________________________________________________________________
Former Name if Applicable


Block G, Unit G606, Phileo Damansara 1
No. 9, Jalan 16/11, Off Jalan Damansara
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)


46350 Petaling Jaya
Malaysia
_______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

          As previously disclosed in the registrant's Form 8-K, filed March 24, 2000, the registrant has changed its independent accountants effective on March 22, 2000. As such, the registrant's independent auditors have not been able to complete the procedures necessary to furnish the required opinion on the registrant's financial statements. Thus, the registrant requires additional time to properly complete and file its Form 10-KSB for the fiscal year ended December 31, 1999.

          For the reasons set forth above, the registrant cannot timely file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 without unreasonable effort or expense. The registrant will file its Form 10-KSB no later than the fifteenth calendar day after the due date of the 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Mr. Roger Koh               (603) (Malaysia)          460 9282
_________________________________    _________________   ____________________
            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under
    Section 13 or 15(d) of the Securities Exchange Act of
    1934 or Section 30 of the Investment Company Act of
    1940 during the preceding 12 months or for such shorter
    period that the registrant was required to file such
    report(s) been filed?  If answer is "no", identify
    report(s).
                                                           [X] Yes   [ ] No
________________________________________________________________________________

(3) Is it anticipated that any significant change in
    results of operations from the corresponding period
    for the last fiscal year will be reflected by the
    earnings statements to be included in the subject
    report or portion thereof?
                                                           [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 MyWeb Inc.com
_______________________________________________________________________________
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:      March 30, 2000              By: /s/ Nin Contreras
     __________________________            _____________________________________
                                           Nin Contreras
                                           Chief Executive Officer and President





                                   ATTENTION
_______________________________________________________________________________

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________

                                                    [Arthur Andersen Letterhead]

                                                    Arthur Andersen LLP
                                                    1345 Avenue of the Americas
                                                    New York NY 10105-0032

March 30, 2000


Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549




Re: My Web Inc.com

This letter is written in response to the requirements of Rule 12b-25 (c) of the Securities Exchange Act of 1934 and in satisfaction of item (c) of Form 12b-25.

We are the independent public accountants of My Web Inc.com (the "Registrant"). The Registrant has stated in part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10- KSB for the year ended December 31, 1999, because our firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1999. Our Firm was engaged on March 22, 2000 and we have not completed the procedures necessary to render an opinion on such financial statements.

We hereby advise you that we have read the statement made by the Registrant in
Part III of its filing on Form 12b-25 for the year ended December 31, 1999, and agree with the statements made therein as they relate to accounting and auditing matters.

Very truly yours,

ARTHUR ANDERSEN

/ s / Arthur Andersen